Exhibit 3.35

CHERRY HILL SAND & GRAVEL COMPANY, INC.
ARTICLES OF INCORPORATION

(Under Section 4)

First:                       We, the undersigned, James R. Offutt, whose post office address is 1319 South Monroe Street, Arlington, Virginia 22204; James L. McHugh, Jr., whose post office address is 5911 Ramsgate Road, Bethesda, Maryland 20014; and James M. Proctor, whose post office address is 5526 Johnson Avenue, Bethesda, Maryland 20034; each being at least twenty-one years of age, do hereby associate ourselves as incorporators with the intention of forming a corporation under and by virtue of the general laws of the State of Maryland.

Second:                  The name of the corporation (which is hereinafter called the “corporation”) is Cherry Hill Sand & Gravel Company, Inc.

Third:                     The purposes for which the corporation is formed are as follows:

To carry on and conduct a general engineering, contracting and subcontracting business including therein designing, excavation, constructing, enlarging, repairing, removing, or otherwise engaging in any work upon buildings, homes, roads, highways, manufacturing plants, bridges, piers, docks, tunnels, mines, shafts, waterworks, railroads, railway structures, and all iron, steel, wood, masonry, earth or other construction, and to extend and receive any contracts or assignments of contracts therefore, or in relation thereto, or connected therewith, and to manufacture or otherwise furnish building materials and supplies connected therewith or with projects of other contractors, to purchase, acquire, hold, improve, sell, convey, assign, release, mortgage, encumber, lease, hire and deal in real and personal property of every name and nature; and generally to engage in and carry on any other business or activity which may be conveniently conducted in conjunction with any of the business of the corporation or may be necessary, proper or expedient or may in any way pertain to the principal objects as aforesaid, to the extent that natural persons might or could do.

Fourth:                   The post office of the principal office of the corporation in this State is Box 292A, Washington Boulevard, Jessup, Maryland 20794. The name and post office address of the resident agent of the corporation in this State are James M. Proctor, 5526 Johnson Avenue, Bethesda, Maryland 20034. Said resident agent is a citizen of this State and actually resides herein.

Fifth:                       The total number of shares of stock which the corporation has authority to issue is One Thousand (1,000) shares of the par value of One Hundred Dollars ($100.00) a share, all of one class, and having an aggregate par value of One Hundred Thousand Dollars ($100,000.00).

Sixth:                      The number of directors of the corporation shall be three (3), which number may be increased or decreased pursuant to the by-laws of the corporation, but shall never be less than three; and the names of the directors who shall act until the first annual meeting or until their successors are duly chosen and qualified are Rocco Luppino, James Oppenshaw and Lantz Willard.

Seventh:                The following provision is hereby adopted for the purpose of defining, limiting and regulating the powers of the corporation and of the directors and stockholders:

The board of directors of the corporation is hereby empowered to authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class or classes, whether now or hereafter authorized.

Eighth:                   The duration of the corporation shall be perpetual.

IN WITNESS WHEREOF, we have signed these Articles of Incorporation on May 1, 1968.

Witness:

/s/James R. Offutt
James R. Offutt

/s/James L. McHugh, Jr.
James L. McHugh, Jr.

/s/James M. Proctor
James M. Proctor